Exhibit 99.4

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road,

Bangalore - 560 035.

Tel: +91-80-2844 0011; Fax : +91 -80-2844 0054

CIN No. L32102KA1945PLC020800

Email: info@wipro.com Website: http://www.wipro.com

NOTICE

Notice is hereby given that the 71st Annual General Meeting (AGM) of Wipro Limited will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No.72, Keonics Electronics City, Hosur Road, Bangalore 561 229, on Wednesday, July 19, 2017 at 4.00 p.m.to transact the businesses as set out in the Notice of the Meeting.

Electronic copies of the Notice of the AGM, procedure and instructions for e-voting and the Annual Report for financial year ended March 31, 2017 have been sent to all the members whose email IDs are registered with Company / Depository Participant (s) and the same have been sent to all other members at their registered address in the permitted mode. These documents are also available on the website of the the Company at www.wipro.com The dispatch of the Notice of the AGM has been completed on June 24, 2017.

Members holding shares either in physical form or dematerialized form, as on the cut-off date of July 12, 2017 may cast their vote electronically on the business as set forth in the Notice of the AGM from a place other than venue of the AGM (‘remote e-voting’). All members are informed that:

1.	The business as set forth in the Notice of the AGM may be transacted through voting by electronic means.

2.	The remote e-voting shall commence from Saturday, July 15, 2017 (9.00 AM IST).

3.	The remote e-voting shall end on Tuesday, July 18, 2017 (5.00 PM IST).

4.	The cut-off date for determining the eligibility to vote by electronic means or at the AGM is July 12, 2017.

5.	The E-voting shall not be allowed beyond 5.00 PM. on July 18, 2017 and once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently.

6.	In case a person has become a member of the Company after despatch of Notice of the AGM but on or before the cut-off date for remote e-voting, such member(s) may obtain the user ID and password in the manner as provided in the procedure and instructions for e-voting.

7.	The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again. Only members whose names are recorded in the register of members or in the register of beneficial owners maintained by depositories as on the cut-off date shall only be entitled to avail the remote e-voting facility or vote, as the case may, at the AGM. The Company will enable voting at the AGM by way of a ballot process through the permitted mode(s).

8.	The Notice of AGM is available on the Company’s website www.wipro.com and also on our Registrar and Share Transfer Agent’s website http://evoting.karvy.com

9.	Members may contact Mr. Rajesh Mishra, Deputy General Manager / Ms. Rajitha Cholleti, Senior Manager/Mr. Srinivas B, Deputy Manager of Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot No. 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad - 500 032, our Registrar and Share Transfer Agents, for any grievance (s) related to electronic voting by writing to them on rajesh.mishra@ karvy.com / rajitha.cholleti@karvy.com / srinivas.b@karvy.com or einward.ris@karvy.com or calling them on 040-234 20814 or 040-2342 0815 or 040-67162222 or Karvy’s toll free number 1800-3454-001 between 10.00 AM. and 6.00 PM.

Notice is also hereby given pursuant to section 91 of the Companies Act, 2013, and Regulation 42 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 that the Register of Members of the Company will remain closed from July 17, 2017 to July 19, 2017 (both days inclusive) for AGM.

By Order of the Board
For WIPRO LIMITED
Place: Bangalore, India	M. Sanaulla Khan
Date: June 24, 2017	Company Secretary